Exhibit 99.1

ELBIT IMAGING ANNOUNCES RESULTS OF "DUTCH AUCTION" TO

INSTITUTIONAL INVESTORS FOR ITS DEBENTURE OFFERING IN ISRAEL

Tel Aviv, March 24, 2010, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit Imaging”) announced today that the offering by way of "Dutch Auction" to institutional investors in connection with a proposed public offering in Israel of Series G Debentures, pursuant to the shelf prospectus filed on July 21, 2009, has concluded.  Institutional investors have subscribed for the entire 80% of the offering allotted by law to institutional investors.

Elbit Imaging is offering up to NIS 100,000,000 principal amount of Series G Debentures, subject to upward adjustments for increases in the Israeli consumer price index, at the price of NIS 1,000 per unit (each unit is comprised of NIS 1,000 principal amount).  Based on the results of the offering to institutional investors, the debentures are expected to bear interest at a rate of up to 5.09% per year. The final interest rate will be determined after the "Dutch Auction" to the public in Israel. Interest will be payable on June 30 and December 31 of each of the years 2010 through 2018.

The principal of the Series G Debentures will be subject to repayment as follows:

•	10% of the principal will be payable on December 31, 2014;

•	20% of the principal will be payable on December 31 on each of 2015 and 2016; and

•	25% of the principal will be payable on December 31 on each of 2017 and 2018.

Elbit Imaging plans to file a supplemental shelf offering report pursuant to the above-mentioned prospectus tomorrow morning in Israel, subject to the approval of the Tel Aviv Stock Exchange.

Assuming that the total offering will be subscribed for, after giving effect to the payment of distributor fees, early commitment discounts for institutional investors and other offering expenses, Elbit Imaging expects the net proceeds of the offering to be approximately NIS 98.787 million.

The offering described in this press release, is being made in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.  There is no assurance that the proposed offering will be completed.

About Elbit Imaging Ltd.

The activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities - (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate,” "plans," "will" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form  20-F for the fiscal year ended December 31, 200 and the shelf prospectus referred to in this press release, under the caption “Risk Factors.” In addition, the proposed offering is subject to risks facing any public offering, including without limitation, general economic conditions, the conditions of the capital markets, the interest level of investment banks and investors in the offering, the performance of our businesses and regulatory approvals.  Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel:+972-3-6086024	Tel:+972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il